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SEC FILE NUMBER

CUSIP NUMBER
000-51966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
IdleAire Technologies Corporation.

Full Name of Registrant

Former Name if Applicable

410 N. Cedar Bluff Road, Suite 200

Address of Principal Executive Office (Street and Number)
Knoxville, TN 37923

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The process of compiling and disseminating the information required to be included in the Form 10-K for the year ended December 31, 2007, as well as the completion of the required audit of the registrant’s financial statements, could not be completed without incurring undue hardship and expense. The Registrant expects to file such annual report no later than fifteen days after its prescribed due date.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul W. Boyd	865	342-3600
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

IdleAire Technologies Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2008	By:	/s/ Paul W. Boyd

Paul W. Boyd
Chief Financial Officer
     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

RESPONSE TO PART IV
The Registrant expects to report a net loss of approximately $93 million and revenues of approximately $37 million for fiscal year 2007, as compared to a $60 million net loss and revenues of $14 million for fiscal year 2006. Additionally, the Registrant expects to record an impairment charge of up to $1 million for fiscal year 2007, principally related to one non-core site. The foregoing financial information is preliminary, unaudited and is qualified in its entirety by reference to the Registrant’s audited financial statements for the year ended December 31, 2007, to be included in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007.
The Registrant will disclose in its 2007 Form 10-K that it continues to experience net operating losses which, combined with the continued use of cash in its operations and the payment of interest due on its outstanding notes in December 2008, raise substantial doubt as to the Registrant’s ability to continue as a going concern. As a result, the Registrant expects that its independent registered public accounting firm will include an explanatory paragraph in its audit report to be included in the Registrant’s 2007 Form 10-K that indicates there is substantial doubt about the Registrant’s ability to continue as a going concern. Management, with Board approval, has engaged Getzler Henrich & Associates LLC and KPMG Corporate Finance LLC to assist and advise the Registrant in developing and implementing a plan that, if executed successfully, should provide sufficient liquidity to finance the Registrant’s anticipated working capital and capital expenditure requirements for the next 12 months. However, there is no assurance that such plan can be executed on acceptable terms, if at all.